UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 40 - 2012 issued by TORM A/S to The Copenhagen Stock Exchange on December 7, 2012. The listing prospectus referred to in announcement No. 40 - 2012 has intentionally been omitted from this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: December 11, 2012	By:	/s/ Jacob Meldgaard
	Name:	Jacob Meldgaard
	Title:	Chief Executive Officer

Exhibit 99.1

TORM publishes listing prospectus in connection with admission to trading and official listing of shares

With reference to announcements no. 31 dated 2 October 2012 and nos. 32 and 33 dated 5 November 2012 TORM today publishes a listing prospectus (the "Listing Prospectus") prepared in connection with the admission to trading and official listing on NASDAQ OMX Copenhagen A/S of a total of 655,200,000 already issued shares with a nominal value of DKK 0.01 (the "Listing Shares").

The Listing Shares were issued and registered with the Danish Business Authority on 5 November 2012 in connection with the completion of the restructuring, as stated in announcement no. 32 dated 5 November 2012. As a result of the completion of the restructuring TORM increased its share capital by conversion of debt of DKK 1,174,100,581 (approx. USD 200 million) in accordance with the terms of the Restructuring Agreement and supplementary agreements. The capital increase was fully subscribed by TORM's banks and the charter-in counterparties or their assignees at a subscription price of DKK 1.79 per share of nominally DKK 0.01 (approx. USD 0.31 per share).

TORM is not offering any securities for sale or subscription in connection with the publication of the Listing Prospectus nor are any additional shares being issued in TORM.

The Company's share capital has a nominal value of DKK 7,280,000 divided into a total of 728,000,000 shares of DKK 0.01 each. All shares are issued and fully paid up.

The Listing Shares were issued under the temporary ISIN code DK0060443877 and were not admitted for trading and official listing on NASDAQ OMX Copenhagen A/S. The Listing Shares are expected to be admitted to trading and official listing on 10 December 2012 under the permanent ISIN code DK0060082915.

The Listing Prospectus is in English and includes a Danish summary. For further information, please refer to the Listing Prospectus that is available via www.torm.com subject to certain restrictions.

TORM expects to convene an Extraordinary General Meeting during the course of December 2012.

Contact TORM A/S Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

About TORM

TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company operates a fleet of approximately 110 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

* * *

Not for publication or distribution in Canada, Australia, Japan or the United States

Announcement no. 40 / 7 December 2012	TORM publishes listing prospectus in connection with admission to trading and official listing of shares	Page 1 of 2

This announcement does not constitute an offer to buy or sell securities in TORM (the "Securities") in Australia, Canada, Japan or the United States or in any other jurisdiction. No Securities are offered in connection with the publication of the listing prospectus. The Securities may not be offered or sold in the United States without registration or pursuant to an exemption from the registration requirement under the U.S. Securities Act of 1933, as amended. The issuer of the Securities has not, and do not intent to, register the Securities or a part thereof in the United States or any other jurisdiction outside Denmark, nor has the Issuer any intention to make any offer of the Securities to the public in the United States or in any other jurisdictions. The Securities has not and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the "FIEL"), and disclosure under FEIL has not and will not be made with respect to the Securities. The Securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL, and (ii) in compliance with any other applicable laws, regulations and governmental guidelines of Japan.

Safe Harbor statements as to the future

Matters discussed in this release may constitute forward-looking statements and may be more detailed than standard practice. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 40 / 7 December 2012	TORM publishes listing prospectus in connection with admission to trading and official listing of shares	Page 2 of 2